UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Perfect Solutions Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)
71373M101

(CUSIP Number)
Yusuke Matsuda +81 3-6809-2989 3F Aristo Toranomon 1-17-16 Nishi Shinbashi Minato-Ku, Tokyo 105-0003, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71373M101	SCHEDULE 13D

1	NAME OF REPORTING PERSON WeCapital Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 8,456,000,000
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 8,456,000,000
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,456,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	APPROXIMATE PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.98%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

On or about July 30, 2023, White Knight Co., Ltd., a Japanese Company, entered into an agreement with WeCapital Co., Ltd., a Japanese Company, whereas WeCapital Co., Ltd., agreed to purchase, from White Knight Co., Ltd., 8,456,000,000 shares of the Common Stock of the Issuer in exchange for approximately $3,703,704. On or about September 8, 2023, the aforementioned transaction was recorded by the Issuer's transfer agent. The majority, although not sole, shareholder of WeCapital Co., Ltd. is TSM SOGO Firm Co., Ltd., a Japanese Company. TSM SOGO Firm Co., Ltd. controls approximately 54% of WeCapital Co., Ltd., and therefore, indirectly controls approximately 4,566,240,000 shares of Common Stock of Perfect Solutions Group, Inc. TSM SOGO Firm Co., Ltd. is controlled by Mr. Yusuke Matsuda.

2.	Based on 10,573,271,545 shares of common stock, par value $0.0001 per share, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on June 7, 2023.

CUSIP No. 71373M101	SCHEDULE 13D

1	NAME OF REPORTING PERSON TSM SOGO Firm Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 4,566,240,000
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 4,566,240,000
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,566,240,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.19% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

On or about July 30, 2023, White Knight Co., Ltd., a Japanese Company, entered into an agreement with WeCapital Co., Ltd., a Japanese Company, whereas WeCapital Co., Ltd., agreed to purchase, from White Knight Co., Ltd., 8,456,000,000 shares of the Common Stock of the Issuer in exchange for approximately $3,703,704. On or about September 8, 2023, the aforementioned transaction was recorded by the Issuer's transfer agent. The majority, although not sole, shareholder of WeCapital Co., Ltd. is TSM SOGO Firm Co., Ltd., a Japanese Company. TSM SOGO Firm Co., Ltd. controls approximately 54% of WeCapital Co., Ltd., and therefore, indirectly controls approximately 4,566,240,000 shares of Common Stock of Perfect Solutions Group, Inc. TSM SOGO Firm Co., Ltd. is controlled by Mr. Yusuke Matsuda.

2.	Based on 10,573,271,545 shares of common stock, par value $0.0001 per share, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on June 7, 2023.

CUSIP No. 71373M101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Yusuke Matsuda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 4,566,240,000
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 4,566,240,000
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,566,240,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.19% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

On or about July 30, 2023, White Knight Co., Ltd., a Japanese Company, entered into an agreement with WeCapital Co., Ltd., a Japanese Company, whereas WeCapital Co., Ltd., agreed to purchase, from White Knight Co., Ltd., 8,456,000,000 shares of the Common Stock of the Issuer in exchange for approximately $3,703,704. On or about September 8, 2023, the aforementioned transaction was recorded by the Issuer's transfer agent. The majority, although not sole, shareholder of WeCapital Co., Ltd. is TSM SOGO Firm Co., Ltd., a Japanese Company. TSM SOGO Firm Co., Ltd. controls approximately 54% of WeCapital Co., Ltd., and therefore, indirectly controls approximately 4,566,240,000 shares of Common Stock of Perfect Solutions Group, Inc. TSM SOGO Firm Co., Ltd. is controlled by Mr. Yusuke Matsuda.

2.	Based on 10,573,271,545 shares of common stock, par value $0.0001 per share, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on June 7, 2023.

CUSIP No. 71373M101

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is included at the end of this document.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Perfect Solutions Group, Inc., a Nevada corporation (the “Company” and or the “Issuer”). The address of the Company’s principal executive office is 3F Aristo Toranomon 1-17-16 Nishi Shinbashi Minato-Ku,Tokyo 105-0003, Japan.

Item 2.  Identity and Background.

(a)

This Schedule 13D is being filed by (i) WeCapital Co., Ltd., a Japan Company (“WCC”), (ii) TSM SOGO Firm Co., Ltd., a Japan Company (“TSM”), (iii) and Yusuke Matsuda, a Japanese Citizen. TSM owns and controls approximately 54% of WCC. TSM is controlled by Yusuke Matsuda.

WCC, TSM, and Yusuke Matsuda are deemed to be the “Reporting Persons” and, may be referred to herein as each a “Reporting Person”).

(b)	The address of the business office for each of the Reporting Persons is 3F Aristo Toranomon 1-17-16 Nishi Shinbashi Minato-Ku,Tokyo 105-0003, Japan.
(c)

The principal business of WeCapital Co., Ltd. is to operate in the crowdfunding industry. The Principal business of TSM SOGO Firm Co., Ltd. is to operate in the investment and business consulting industries

Mr. Yusuke Matsuda is a serial entrepreneur who has successively founded several business companies, including a commercial tenant introduction business, a sales consulting business, and a professional consulting business, since founding the medical device and health food manufacturer Plaisir Inc. in 2004. Mr. Matsuda is also the Chief Executive Officer of WeCapital Co., Ltd., along with his other business endeavors.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	WeCapital Co., Ltd. is a Japan Company. TSM SOGO Firm Co., Ltd. is a Japan Company.

Item 3.  Source or Amount of Funds or Other Consideration.

On or about July 30, 2023, White Knight Co., Ltd., a Japanese Company, entered into an agreement with WeCapital Co., Ltd., a Japanese Company, whereas WeCapital Co., Ltd., agreed to purchase, from White Knight Co., Ltd., 8,456,000,000 shares of the Common Stock of the Issuer in exchange for approximately $3,703,704. On or about September 8, 2023, the aforementioned transaction was recorded by the Issuer's transfer agent. The majority, although not sole, shareholder of WeCapital Co., Ltd. is TSM SOGO Firm Co., Ltd., a Japanese Company. TSM SOGO Firm Co., Ltd. controls approximately 54% of WeCapital Co., Ltd., and therefore, indirectly controls approximately 4,566,240,000 shares of Common Stock of Perfect Solutions Group, Inc. TSM SOGO Firm Co., Ltd. is controlled by Mr. Yusuke Matsuda.

The aforementioned sale of shares was conducted pursuant to Regulation S of the Securities Act of 1933, as amended ("Regulation S"). The sale of shares was made only to non-U.S. persons (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to offshore transactions, and no directed selling efforts were made in the United States by the issuer or any party, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

Item 4.  Purpose of Transaction.

On or about July 30, 2023, White Knight Co., Ltd., a Japanese Company, entered into an agreement with WeCapital Co., Ltd., a Japanese Company, whereas WeCapital Co., Ltd., agreed to purchase, from White Knight Co., Ltd., 8,456,000,000 shares of the Common Stock of the Issuer in exchange for approximately $3,703,704. On or about September 8, 2023, the aforementioned transaction was recorded by the Issuer's transfer agent. The majority, although not sole, shareholder of WeCapital Co., Ltd. is TSM SOGO Firm Co., Ltd., a Japanese Company. TSM SOGO Firm Co., Ltd. controls approximately 54% of WeCapital Co., Ltd., and therefore, indirectly controls approximately 4,566,240,000 shares of Common Stock of Perfect Solutions Group, Inc. TSM SOGO Firm Co., Ltd. is controlled by Mr. Yusuke Matsuda.

The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time was, and on the date hereof is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. Perfect Solutions Group, Inc. is exploring various business opportunities with respect to the Company.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of common stock owned by the Reporting Person is based on 10,573,271,545 shares of common stock, par value $0.0001 per share, as reported on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on June 7, 2023.

(A)	WeCapital Co., Ltd.
a.	Aggregate number of shares beneficially owned: 8,456,000,000

Approximate Percentage: 79.98%

b.	Sole power to vote or direct vote: 8,456,000,000

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 8,456,000,000

Shared power to dispose or to direct disposition: 0

c.	WeCapital Co., Ltd. has not effected any transactions of the Issuers common stock during the past 60 days, except as described in this Statement.

(B)	TSM SOGO Firm Co., Ltd.
a.	Aggregate number of shares beneficially owned: 4,566,240,000

Approximate Percentage: 43.19%

b.	Sole power to vote or direct vote: 4,566,240,000

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 4,566,240,000

Shared power to dispose or to direct disposition: 0

c.	TSM SOGO Firm Co., Ltd. has not effected any transactions of the Issuers common stock during the past 60 days, except as described in this Statement.

(C)	Yusuke Matsuda
a.	Aggregate number of shares beneficially owned: 4,566,240,000

Approximate Percentage: 43.19%

b.	Sole power to vote or direct vote: 4,566,240,000

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 4,566,240,000

Shared power to dispose or to direct disposition: 0

c.	Yusuke Matsuda has not effected any transactions of the Issuers common stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: October 6, 2023	WeCapital Co., Ltd. By: /s/ Yusuke Matsuda Name: Yusuke Matsuda Title: Chief Executive Officer

TSM SOGO Firm Co., Ltd. By: /s/ Yusuke Matsuda Name: Yusuke Matsuda Title: Chief Executive Officer

Yusuke Matsuda, Individually By: /s/ Yusuke Matsuda Name: Yusuke Matsuda

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and or parties named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Perfect Solutions Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: October 6, 2023	WeCapital Co., Ltd. By: /s/ Yusuke Matsuda Name: Yusuke Matsuda Title: Chief Executive Officer

TSM SOGO Firm Co., Ltd. By: /s/ Yusuke Matsuda Name: Yusuke Matsuda Title: Chief Executive Officer

Yusuke Matsuda, Individually By: /s/ Yusuke Matsuda Name: Yusuke Matsuda